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                             July 26, 2022

       Howard J. Weisman
       Chief Executive Officer
       PaxMedica, Inc.
       303 South Broadway, Suite 125
       Tarrytown, NY 10591

                                                        Re: PaxMedica, Inc.
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed July 19, 2022
                                                            File No. 333-239676

       Dear Mr. Weisman:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2022 letter.

       Amendment No. 9 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 58

   1. We note the expanded disclosures you provided in response to prior comment 3. Please further expand this
disclosure to provide a discussion of the specific facts and circumstances that led
to the fair value of your stock price declining 51.6% to $5.26 per share as of March 31,
2022, from $10.87 per share as of December 31, 2021.
 Howard J. Weisman
PaxMedica, Inc.
July 26, 2022
Page 2

       You may contact Tracey Houser at 202-551-3736 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Christine Westbrook at 202-551-5019 with any other questions.



                                                        Sincerely,
FirstName LastNameHoward J. Weisman
                                                        Division of Corporation
Finance
Comapany NamePaxMedica, Inc.
                                                        Office of Life Sciences
July 26, 2022 Page 2
cc:       David S. Rosenthal, Esq.
FirstName LastName